CANADIAN NATURAL RESOURCES LIMITED
FILES YEAR-END DISCLOSURE DOCUMENTS
CALGARY, ALBERTA – MARCH 26, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) today filed with Canadian securities authorities its audited Consolidated Financial Statements for the year ended December 31, 2009 and related Management’s Discussion and Analysis. Canadian Natural also filed its Annual Information Form for the year ended December 31, 2009, which includes the disclosure and reports relating to reserves data and other oil and gas information. The filed reports can be accessed electronically on SEDAR at www.sedar.com. The reports can also be accessed electronically at Canadian Natural’s website at www.cnrl.com.

In respect of the Corporation’s Annual and Special Meeting of Shareholders scheduled to be held on May 6, 2010, the Proxy and Information Circular is scheduled to be sent to shareholders on or about April 2, 2010. At the meeting the shareholders will be voting on the appointment of auditors for 2010, a proposed two-for-one stock split of the Corporation’s common shares, an amendment to the Corporation’s stock option plan and the election of directors. In this connection, Mr. John G. Langille, Vice-Chairman of the Corporation has decided at this meeting not to stand for re-election as a director, which, as a matter of good corporate governance will increase the ratio of independent directors on the Board. Mr. Langille will continue in his current management role as Vice-Chairman of the Corporation and as a member of the Corporate Management Committee which oversees the day-to-day business of the Corporation.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations
Trading Symbol – CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.